SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                        SHELLS SEAFOOD RESTAURANTS, INC.
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                                (Name of Issuer)

                     Common Stock, $.01 par value per share
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                         (Title of Class of Securities)

                                   822809 109
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                                 (CUSIP Number)

                             Banyon Investment, LLC
                               c/o Philip Chapman
                        750 Lexington Avenue, 18th Floor
                            New York, New York 10022
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 31, 2005*
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             (Date of Event which Requires Filing of this Statement)

* This Amendment No. 2 to Schedule 13D is being filed to report the exercise by Banyon Investment, LLC of a common stock purchase warrant, the beneficial ownership of which was reported on the initial Schedule 13D filed with the Securities and Exchange Commission on April 10, 2002 as amended by Amendment No. 1 filed with the Securities and Exchange Commission on January 21, 2005.

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

                         (Continued on following pages)
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CUSIP No. 82209 10 9                SCHEDULE 13D

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1. NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         (a) Banyon Investment, LLC
             IRS ID #01-0588981
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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (a)  |X|
   (b)  |_|
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3. SEC USE ONLY

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4. SOURCE OF FUNDS

         (a) PF - personal funds of members of Banyon Investment, LLC
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5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO          |_|
   ITEMS 2(d) or 2(e)

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6. CITIZENSHIP OR PLACE OF ORGANIZATION

         (a) Delaware
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                   7. SOLE VOTING POWER
    NUMBER OF
      SHARES            (a) 4,454,015
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY      8. SHARED VOTING POWER
       EACH
    REPORTING           (a) -0-
      PERSON       -------------------------------------------------------------
       WITH        9. SOLE DISPOSITIVE POWER

                        (a) 4,454,015
                   -------------------------------------------------------------
                   10. SHARED DISPOSITIVE POWER

                        (a) -0-
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         (a) 4,454,015
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12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES       |_|

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         (a) 32.7%
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14. TYPE OF REPORTING PERSON

         (a) 00
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

CUSIP No. 82209 10 9                SCHEDULE 13D

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1. NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Catherine Adler
         Co-Managing Member of Banyon Investment, LLC
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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (a)  |X|
   (b)  |_|
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3. SEC USE ONLY

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4. SOURCE OF FUNDS

         (a) PF - personal funds of members of Banyon Investment, LLC
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5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO          |_|
   ITEMS 2(d) or 2(e)

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6. CITIZENSHIP OR PLACE OF ORGANIZATION

         (a) USA
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                  7. SOLE VOTING POWER
    NUMBER OF
      SHARES             (a) 4,454,015 (Note 1)
   BENEFICIALLY   --------------------------------------------------------------
     OWNED BY     8. SHARED VOTING POWER
       EACH
    REPORTING            (a) -0-
      PERSON      --------------------------------------------------------------
       WITH       9. SOLE DISPOSITIVE POWER

                         (a) 4,454,015 (Note 1)
                  --------------------------------------------------------------
                  10. SHARED DISPOSITIVE POWER

                         (a) -0-
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         (a) 4,454,015 (Note 1)
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12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES        |X|

         (Note 2)
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         (a) 32.7%
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14. TYPE OF REPORTING PERSON

         (a) IN
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      Note 1 - Consists of 4,454,015 shares of the Company's Common Stock owned by Banyon Investment, LLC.

      Note 2 - Excludes shares of Common Stock owned by Frederick R. Adler, spouse of Catherine Adler.

CUSIP No. 82209 10 9                SCHEDULE 13D

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1. NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Philip Chapman
         Co-Managing Member of Banyon Investment, LLC
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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (a)  |X|
   (b)  |_|
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3. SEC USE ONLY

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4. SOURCE OF FUNDS

         (a) PF - personal funds of members of Banyon Investment, LLC
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5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT             |_|
   TO ITEMS 2(d) or 2(e)

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6. CITIZENSHIP OR PLACE OF ORGANIZATION

         (a) USA
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                  7. SOLE VOTING POWER
    NUMBER OF
      SHARES              (a) 4,520,015 (Note 1)
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY     8. SHARED VOTING POWER
       EACH
    REPORTING             (a) -0-
      PERSON      --------------------------------------------------------------
       WITH       9. SOLE DISPOSITIVE POWER

                          (a) 4,520,015 (Note 1)
                  --------------------------------------------------------------
                  10. SHARED DISPOSITIVE POWER

                          (a) -0-
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         (a) 4,520,015 (Note 1)
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12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES        |_|

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         (a) 33.1%
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14. TYPE OF REPORTING PERSON

         (a) IN
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      Note 1 - Consists of (i) 4,454,015 shares of the Company's Common Stock owned by Banyon Investment, LLC, and (ii) 30,000 shares of Common Stock and presently exercisable options to purchase an additional 36,000 shares of Common Stock owned by the Reporting Person.

            In the initial Schedule 13D filed with the Securities and Exchange Commission on April 10, 2002 (the "Initial Filing"), the Reporting Persons disclosed that in connection with a private financing transaction by the Company in 2002, the Company issued to Banyon Investment, LLC, an investor in the financing, a warrant to purchase 4,454,015 shares of the Company's Common Stock.

            The warrant became exercisable on January 31, 2003 and on November 10, 2004, Banyon Investment, LLC exercised the warrant with respect to 1,562,500 shares at an exercise price of $0.16 per share as reported in Amendment No. 1. On January 31, 2005, Banyon Investment, LLC exercised the warrant with respect to the remaining 2,891,515 shares at an exercise price of $0.16 per share. This Amendment No. 2 to Schedule 13D is being filed by Banyon Investment, LLC, Philip Chapman and Catherine Adler (collectively, the "Reporting Persons") to report the exercise of the remaining portion of the warrant.

Item 1.     SECURITY AND ISSUER.

            Common Stock, $.01 par value per share of Shells Seafood Restaurants, Inc.
            16313 N. Dale Mabry Highway
            Suite 100
            Tampa, Florida 33618

Item 2.     IDENTITY AND BACKGROUND.

            Banyon Investment, LLC

            (a)   Banyon Investment, LLC

            (b)   c/o Philip Chapman
                  750 Lexington Avenue, 18th Floor
                  New York, New York 10022

            Catherine Adler

            (a)   Catherine Adler

            (b)   1520 South Ocean Blvd.
                  Palm Beach, Florida 33480

            (c) Catherine Adler, Co-Managing Member of Banyon Investment, LLC, is a private investor.

            Philip R. Chapman

            (a)   Philip Chapman

            (b)   750 Lexington Avenue, 18th Floor
                  New York, New York 10022

            (c) Philip Chapman, Co-Managing Member of Banyon Investment, LLC, is employed by the venture capital firm of Adler & Co.

            (d) During the last five years none of the reporting persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the last five years none of the reporting persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

            (f) Catherine Adler and Philip Chapman are citizens of the United States.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            PF - personal funds of members of Banyon Investment, LLC

Item 4.     PURPOSE OF TRANSACTION.

            In connection with a private financing transaction in 2002, the Company issued to Banyon Investment, LLC, an investor in the financing, a warrant to purchase 4,454,015 shares of Common Stock. On November 10, 2004, Banyon Investment, LLC exercised the warrant with respect to 1,562,500 shares. On January 31, 2005, Banyon Investment, LLC exercised the warrant with respect to the remaining 2,891,515 shares.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) For information with respect to the aggregate number of shares and percentage of the Common Stock beneficially owned by the Reporting Persons, see Rows 11 and 13 of the cover pages.

            (b) For information with respect to the power to vote or direct the vote and the power to dispose or to direct the disposition of the Common Stock beneficially owned by the Reporting Persons, see Rows 7-10 of the cover pages.

            (c) On January 31, 2005, Banyon Investment, LLC exercised the remaining portion of its warrant to purchase shares of Common Stock at an exercise price of $0.16 per share with respect to 2,891,515 shares. No other transactions in the Company's Common Stock were effected by Banyon Investment, LLC, Philip Chapman or Catherine Adler during the past 60 days.

            (d)   Not applicable.

            (e)   Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Philip Chapman serves as Chairman of the Company's Board of Directors. Catherine Adler is the spouse of Frederick R. Adler, a greater than 10% owner of the Company's Common Stock. Philip Chapman is the son-in-law of Frederick R. Adler.

            Pursuant to an Investor Rights Agreement, dated as of January 31, 2002, by and among Shells Seafood Restaurants, Inc., Banyon Investment, LLC and the other investors parties thereto, as amended from time to time (the "Investor Rights Agreement"), the composition of the Company's Board of Directors is fixed at 7 members. Banyon Investment, LLC and a group of unrelated investors each have the right to nominate 3 persons for election to the Board. The parties to the Investor Rights Agreement have agreed to vote their shares to cause such nominees to be elected. Philip R. Chapman is one of the three persons nominated by Banyon Investment, LLC for election as a director of the Company.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Investor Rights Agreement, dated as of January 31, 2002, by and among Shells Seafood Restaurants, Inc., Banyon Investment, LLC and the other investors parties thereto, as amended from time to time (filed as an exhibit to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 27, 2002 and incorporated herein in its entirety).

            Joint Filing Statement dated as of February 10, 2005 (filed herewith).

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        BANYON INVESTMENT, LLC


                                        /s/ Philip Chapman
                                        ----------------------------------------
                                        By:    Philip Chapman
                                        Title: Co-Managing Member


                                        /s/ Philip Chapman
                                        ----------------------------------------
                                        Philip Chapman


                                        /s/ Catherine Adler
                                        ----------------------------------------
                                        Catherine Adler

Date: February 10, 2005

                                  EXHIBIT INDEX

99.1 Investor Rights Agreement, dated as of January 31, 2002, by and among Shells Seafood Restaurants, Inc., Banyon Investment, LLC and the other investors parties thereto, as amended from time to time (filed as an exhibit to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 27, 2002 and incorporated herein in its entirety).

99.2 Joint Filing Statement (filed herewith).